Exhibit 99.387

Nextech AR Integrates with Coinbase Commerce,
Now Accepting Cryptocurrency As Payment Method

Company accepting major Cryptocurrencies; Bitcoin, Ethereum,
Litecoin, and USD Coin

VANCOUVER, B.C., Canada – December 8, 2021 - Nextech AR Solutions Corp. (“Nextech’’ or the “Company”) (OTCQB: NEXCF) (NEO: NTAR) (CSE: NTAR) (FSE: N29), a Metaverse Company and leading provider of augmented reality (“AR”) experience technologies and services is pleased to announce that the Company is now accepting major cryptocurrencies as an optional form of payment, giving customers increased flexibility. The company believes that Crypto economies are the next emerging market and that Crypto will be a major payment method in the Metaverse.

Through an integration with Coinbase Commerce, new customers initially will have the ability to choose from several cryptocurrencies for payment, including Bitcoin, Ethereum, Litecoin, and USD Coin; the Company is exploring further options and may accept more cryptocurrencies in the future. In addition the company is working on integrating cryptocurrency payment at self-serve check out, allowing for a seamless, flexible payment process for all recurring SaaS customers as well.

Evan Gappelberg, Nextech AR CEO commented, “Cryptocurrency has emerged as a critical part of the evolution of finance, just as the Metaverse is the evolution of the internet from 2.0 to 3.0. With this Coinbase integration Nextech is positioning not only as a metaverse technology company that offers metaverse solutions to its customers but also as an end to end metaverse company that accepts crypto, keeping us ahead of the curve in everything we do.”

A study from Deloitte found that more than 2,300 U.S. businesses currently accept Bitcoin, including major retailers like Microsoft, Paypal, Starbucks, Etsy, Whole Foods and more, with an increasing number of companies worldwide projected to follow suit. Accepting cryptocurrency as payment provides numerous benefits to both the Company and its customers, including but not limited to, payment flexibility, access to wider customer base and new demographic groups, faster transactions (in comparison to wire transfers), irreversible payments (eliminates chargeback risk), and increased security and privacy.

To learn more, please follow us on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website: https://www.Nextechar.com.

For further information, please contact:

Investor Relations Contact

Lindsay Betts
investor.relations@Nextechar.com
866-ARITIZE (274-8493) Ext 7201

About Nextech AR

Nextech AR Solutions is a Metaverse company that develops and operates augmented reality (“AR”) platforms, transporting three-dimensional (“3D”) product visualizations, human holograms and 360° portals to its audiences altering e-commerce, digital advertising, hybrid virtual events (events held in a digital format blended with in-person attendance) and learning and training experiences.

Nextech focuses on developing AR solutions for the Metaverse, however most of the Company’s revenues are derived from three e-Commerce platforms: vacuumcleanermarket.com (“VCM”), infinitepetlife.com (“IPL”) and Trulyfesupplements.com (“TruLyfe”). VCM and product sales of residential vacuums, supplies and parts, and small home appliances sold on Amazon.

Forward-looking Statements

The CSE and the NEO have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be” or variations of such words and phrases or statements that certain actions, events or results “will” occur. Forward-looking statements regarding the completion of the transaction are subject to known and unknown risks, uncertainties and other factors. There can be no assurance that such statements will prove to be accurate, as future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. Nextech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.